UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

IMPAC MORTGAGE HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
45254P102
(CUSIP Number)
November 30, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45254P102

1	NAMES OF REPORTING PERSONS Richard H. Pickup, an individual

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		400,501 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		186,250 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		400,501 (1)

WITH:	8	SHARED DISPOSITIVE POWER

186,250 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

586,751 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.6%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Consists of 300,501 shares owned directly by Pickup Family Trust, and 100,000 shares owned directly by TB Fund LLC, over all of which shares Mr. Pickup has sole investment and voting power.
(2) Consists of (i) 86,250 shares owned directly by Dito Caree LP, and 50,000 shares owned directly by Dito Devcar LP, over all of which shares Mr. Pickup shares investment and voting power; and (ii) 50,000 shares owned by Carole Pickup, Mr. Pickup’s spouse, over which Mr. Pickup is deemed to have shared investment and voting power. Mr. Pickup disclaims beneficial ownership of the shares owned by his spouse.
(3) Consists of the sum of all shares referenced in footnotes (1) and (2) above.
(4) The percentages used herein and in the rest of this Schedule 13G are calculated based upon 7,768,748 shares of Common Stock outstanding as of November 12, 2010, as reported in the Company's quarterly report on Form 10-Q filed on November 15, 2010.

Page 2 of 5 Pages

Item 1.

(a)	Name of Issuer:

The name of the issuer is Impac Mortgage Holdings, Inc. (the “Company”).

(b)	Address of issuer’s principal executive offices:
The Company’s principal executive offices are located at19500 Jamboree Road, Irvine, California 92612.
Item 2.

(a)	Name of Person Filing:
This Schedule 13G is being filed by Richard H. Pickup with respect to the Common Stock, par value $0.01 per share, of the Company.

(b)	Address or principal business office or, if none, residence:
The address of the principal business office of Richard H. Pickup is 2321 Alcova Ridge Drive, Las Vegas, Nevada 89134.

(c)	Citizenship:

Richard H. Pickup is a U.S. citizen.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.:

45254P102
Item 3.
Not Applicable.

Item 4.	Ownership.
Richard H. Pickup
(a) Amount beneficially owned: 586,751
(b) Percent of class: 7.6%
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 400,501

(ii)	Shared power to vote or to direct the vote: 186,250

(iii)	Sole power to dispose or to direct the disposition of: 400,501

(iv)	Shared power to dispose or to direct the disposition of: 186,250

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Page 3 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2011

/s/ Richard H. Pickup
RICHARD H. PICKUP

Page 5 of 5 Pages